

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2020

Donald Wenner
President, DLP PNF Manager LLC
DLP Positive Note Fund LLC
605 Palencia Club Drive
St. Augustine, FL 32095

> **Re: DLP Positive Note Fund LLC**
> **Amendment No. 5 to**
> **Offering Statement on Form 1-A**
> **Filed August 19, 2020**
> **File No. 024-11180**

Dear Mr. Wenner:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Prelimianry Offering Circular dated August 18, 2020

Risk Factors, page 14

1.   We note your revised disclosure in response to comment 1. Please clarify whether and which courts in Florida will be the exclusive forum for claims arising under the federal securities laws, under the subscription agreements and operating agreement. Please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

       You may contact Jorge Bonilla at 202-551-3414 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ira Levine, Esq.